UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 30, 2010



NATURAL GAS SERVICES GROUP, INC.

(Exact Name of Registrant as Specified in Charter)

Colorado	**1-31398**	**75-2811855**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

508 West Wall Street, Suite 550
Midland, TX 79701
(Address of Principal Executive Offices)

(432) 262-2700
(Registrant's Telephone Number, Including Area Code)

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)).

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-14(c)).

Item 2.02. Results of Operations and Financial Condition.

On August 5, 2010, Natural Gas Services Group, Inc. issued a press release announcing its results of operations for the second quarter ended June 30, 2010. The press release issued on August 5, 2010 is furnished as Exhibit No. 99 to this Current Report on Form 8-K. Natural Gas Services Group's annual report on Form 10-K and its report on Forms 10-Q and 8-K and other publicly available information should be consulted for other important information about Natural Gas Services Group, Inc.

The information in this Current Report on Form 8-K, including Exhibit No. 99 hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability of that section. The information in this Current Report shall not be incorporated by reference into any filing or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

The Exhibit listed below is furnished as an Exhibit to this Current Report on Form 8-K.

Exhibit No.	Description
99	Press release issued August 5, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATURAL GAS SERVICES GROUP, INC.

Dated: August 5, 2010

By: /s/ Stephen C. Taylor

Stephen C. Taylor
President & Chief Executive Officer



FOR IMMEDIATE RELEASE **NEWS**
August 5, 2010 **NYSE: NGS**
Exhibit 99

NATURAL GAS SERVICES GROUP ANNOUNCES DILUTED EPS OF $0.13/SHARE FOR THE 2ND QUARTER OF 2010

Total Revenues, Income and Earnings show Sequential Increases

MIDLAND, Texas August 5, 2010 – Natural Gas Services Group, Inc. (NYSE:NGS), a leading provider of equipment and services to the natural gas industry, announces its financial results for the second quarter and six months ended June 30, 2010.

Natural Gas Services Group Inc. Financial Results:

Revenue: Our total revenue decreased from $16.8 million to $11.9 million, or 29%, for the three months ended June 30, 2010, compared to the same period ended June 30, 2009. This was mainly the result of decreased compressor sales and compressor rental revenue due to the economic slowdown and depressed natural gas industry. Sales revenue decreased 61%, rental revenue decreased 17% while service and maintenance revenue increased 16%. Total revenues for the comparable six months decreased 36%, to $23.5 million from $36.8 million which was mainly the result of a 72% decrease in our sales revenue, a decrease in rental revenue of 20% and service and maintenance revenue decrease of 13%. Compared to the first quarter of 2010, total revenue increased from $11.5 million to $11.9 million, or 3%. This was mainly the result of increased revenues from compressor rentals, flares, rebuilds and parts sales.

Operating income: Operating income declined 48% to $2.4 million for the three months ended June 30, 2010 compared to $4.6 million in the same period for 2009, while the six months ended June 30, 2010 compared to the same period in 2009 showed a decline from $10.7 million to $4.6 million, or 57%. Operating income increased 7% to $2.4 million for the current quarter as compared to $2.2 million in the first quarter and rose to 20% of revenue, up from 19% in the first quarter. The decline in revenues over the past year impacted these margins, as did the fact that the semi-variable SG&A and depreciation expenses are costs that tend to hold steady.

Net income: Our net income decreased 48% to $1.5 million for the three months ended June 30, 2010 as compared to net income of $2.9 million for the same period in 2009. Net income for the first six months of 2010 decreased 57% to $2.9 million, when compared to net income of $6.7 million for the same period in 2009. This was mainly the result of decreased third party unit sales. Net income increased 13% to $1.5 million in the current quarter when compared to $1.3 million in the first quarter of this year.

Earnings per share: Our earnings per diluted share was $0.13 for the three months ending June 30, 2010 as compared to $0.24 for the same 2009 period, a 46% decrease. Comparing the six months of 2009 versus 2010, our earnings per diluted share fell from $0.55 to $0.24, or 56%. In looking at the sequential quarters, diluted earnings per share were up to 13 cents in the current quarter from 11 cents achieved in the first quarter of the year.

EBITDA: Our EBITDA decreased (see discussion of EBITDA at the end of this release) 29% to $5.4 million for the second quarter ended June 30, 2010, versus $7.5 million for the same period in 2009. EBITDA decreased 37% to $10.4 million for the six months ended June 30, 2010 versus $16.5 million for the same period ended June 30, 2009. When compared to the prior quarter of 2010, EBITDA increased 6% in the current quarter to $5.4 million compared to $5.1 million in the prior quarter.

Cash flow: At June 30, 2010, we had cash and cash equivalents of $23.8 million, working capital of $43.0 million, and total debt of $5.0 million, of which $3.9 million was classified as current. We had positive net cash flow from operating activities of $15 million during first six months of 2010.

Selected data: The table below shows our revenues, net income, and gross margin exclusive of depreciation, and gross margin for the quarters and six month periods ended June 30, 2010 and 2009. Gross margin is the difference between revenue and cost of sales, exclusive of depreciation.

	Three months ended June 30,			Six months ended June 30,		
	In thousands of dollars, except per share data)					
	2009		**2010**		**2009**	**2010**
Sales	$	4,599	$	1,779	$ 11,528	$ 3,241
Rental		11,969		9,902	24,757	19,777
Service and maintenance		189		220	497	433
Total Revenue		16,757		11,901	36,782	23,451
Gross margin (1)		9,220		6,820	19,812	13,421
Net Income	$	2,872	$	1,544	$ 6,669	$ 2,908
Earnings per share (diluted)	$	0.24	$	0.13	$ 0.55	$ 0.24

(1) For a reconciliation of gross margin to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read Non-GAAP Financial Measures" in this report.

Rental fleet: As of June 30, 2010, we had 1,806 natural gas compressors in our rental fleet totaling 230,212 horsepower, as compared to 1,771 natural gas compressors totaling 223,041 horsepower at June 30, 2009. As of June 30, 2009, we had 1,345 natural gas compressors rented compared to 1,227 at June 30, 2010, resulting in a current quarter-end utilization of 68%.

Stephen Taylor, President and CEO of Natural Gas Services Group, commented, "We are generally happy with these results because of the quarter-to-quarter improvement in all major financial measures, especially our margins and earnings, but we continue to compete in a difficult market. Our customers remain very conservative from an activity perspective and while I am reluctant to say we have turned a corner, we do anticipate higher levels of activity into 2011. Progress, however, will be hard won."

Non GAAP Measures: "EBITDA" reflects net income or loss before interest, taxes, depreciation and amortization. EBITDA is a measure used by analysts and investors as an indicator of operating performance since it excludes the impact of movements in working capital items, non-cash charges and financing costs. Therefore, EBITDA gives the investor information as to the cash generated from the operations of a business. However, EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States of America ("GAAP"), and should not be considered a substitute for other financial measures of performance. EBITDA as calculated by NGS may not be comparable to EBITDA as calculated and reported by other companies. The most comparable GAAP measure to EBITDA is net income.

Gross margin is defined as total revenue less cost of sales (excluding depreciation and amortization expense). Gross margin is included as a supplemental disclosure because it is a primary measure used by our management as it represents the results of revenue and cost of sales (excluding depreciation and amortization expense), which are key components of our operations. Depreciation expense is a necessary element of our costs and our ability to generate revenue and selling, general and administrative expense is a necessary cost to support our operations and required corporate activities. Management uses this non-GAAP measure as a supplemental measure to other GAAP results to provide a more complete understanding of our performance. As an indicator of our operating performance, gross margin should not be considered an alternative to, or more meaningful than, net income as determined in accordance with GAAP. Our gross margin may not be comparable to a similarly titled measure of another company because other entities may not calculate gross margin in the same manner.

The reconciliation of net income to EBITDA and gross margin is as follows:

(in thousands of dollars)	Three months ended June 30,				Six months ended June 30,			
	2009		**2010**		**2009**		**2010**	
Net income	$	2,872	$	1,544	$	6,669	$	2,908
Interest expense		154		53		314		127
Provision for income taxes		1,546		862		3,599		1,630
Depreciation and amortization		2,935		2,905		5,893		5,779
EBITDA	$	7,507	$	5,364	$	16,475	$	10,444
Other operating expenses		1,654		1,522		3,231		3,020
Other expense (income)		59		(66)		106		(43)
Gross margin	$	9,220	$	6,820	$	19,812	$	13,421

Cautionary Note Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause NGS's actual results in future periods to differ materially from forecasted results. Those risks include, among other things, the loss of market share through competition or otherwise; the introduction of competing technologies by other companies; a prolonged, substantial reduction in oil and gas prices which could cause a decline in the demand for NGS's products and services; and new governmental safety, health and environmental regulations which could require NGS to make significant capital expenditures. The forward-looking statements included in this press release are only made as of the date of this press release, and NGS undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances. A discussion of these factors is included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Conference Call Details:

Teleconference: Thursday, August 5, 2010 at 9:30 a.m. Central (10:30 a.m. Eastern). Live via phone by dialing 800-624-7038, pass code "Natural Gas Services". All **attendees and participants to the conference call should arrange to call in at least 5 minutes prior to the start time.**

Live Webcast: The webcast will be available in listen only mode via our website www.ngsgi.com, investor relations section.

Webcast Replay: For those unable to attend the live teleconference, a Webcast replay of the call will be available within 2 hours at the NGS website at www.ngsgi.com under the Investor Relations section and will remain accessible for 30 days.

Stephen Taylor, President and CEO of Natural Gas Services Group, Inc. will be leading the call and discussing the financial results for the three and six months ended June 30, 2010.

About Natural Gas Services Group, Inc. (NGS):
NGS is a leading provider of small to medium horsepower, wellhead compression equipment to the natural gas industry with a primary focus on the non-conventional gas industry, i.e., coalbed methane, gas shales and tight gas. The Company manufactures, fabricates, rents and maintains natural gas compressors that enhance the production of natural gas wells. The Company also designs and sells custom fabricated natural gas compressors to particular customer specifications and sells flare systems for gas plant and production facilities. NGS is headquartered in Midland, Texas with manufacturing facilities located in Tulsa, Oklahoma, Lewiston, Michigan and Midland, Texas and service facilities located in major gas producing basins in the U.S.

For More Information, Contact:	Kimberly Huckaba, Investor Relations
	(432) 262-2700
	Kim.Huckaba@ngsgi.com
	www.ngsgi.com

NATURAL GAS SERVICES GROUP, INC.
BALANCE SHEETS
(in thousands, except per share amounts)
(unaudited)

	December 31, 2009	June 30, 2010
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 23,017	$ 23,833
Trade accounts receivable, net of allowance for doubtful accounts of $363 and $146, respectively	7,314	3,214
Inventory, net of allowance for obsolescence of $345 and $353, respectively	24,037	23,316
Prepaid income taxes	1,556	2,674
Prepaid expenses and other	279	347
Total current assets	56,203	53,384
Rental equipment, net of accumulated depreciation of $34,008 and $38,930, respectively	110,263	110,881
Property and equipment, net of accumulated depreciation of $7,210 and $7,234, respectively	7,626	7,162
Goodwill, net of accumulated amortization of $325, both periods	10,039	10,039
Intangibles, net of accumulated amortization of $1,497 and $1,627, respectively	2,721	2,591
Other assets	19	26
Total assets	$ 186,871	$ 184,083
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt	$ 3,378	$ 3,378
Line of credit	7,000	500
Accounts payable	2,239	1,692
Accrued liabilities	1,485	2,176
Current income tax liability	1,708	2,475
Deferred income	90	172
Total current liabilities	15,900	10,393
Long -term debt, less current portion	2,817	1,127
Deferred income tax payable	25,498	26,361
Other long term liabilities	558	551
Total liabilities	44,773	38,432
Stockholders' equity:		
Preferred stock, 5,000 shares authorized, no shares issued or outstanding	—	—
Common stock, 30,000 shares authorized, par value $0.01;12,101 and 12,105 shares issued and outstanding, respectively	121	121
Additional paid-in capital	84,570	85,214
Retained earnings	57,407	60,316
Total stockholders' equity	142,098	145,651
Total liabilities and stockholders' equity	$ 186,871	$ 184,083

NATURAL GAS SERVICES GROUP, INC.
INCOME STATEMENTS
(in thousands, except earnings per share)
(unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2009	2010	2009	2010
Revenue:				
Sales, net	$ 4,599	$ 1,779	$ 11,528	$ 3,241
Rental income	11,969	9,902	24,757	19,777
Service and maintenance income	189	220	497	433
Total revenue	16,757	11,901	36,782	23,451
Operating costs and expenses:				
Cost of sales, exclusive of depreciation stated separately below	3,253	1,137	7,782	2,128
Cost of rentals, exclusive of depreciation stated separately below	4,152	3,792	8,841	7,596
Cost of service and maintenance, exclusive of depreciation stated separately below	132	152	347	306
Selling, general, and administrative expense	1,654	1,522	3,231	3,020
Depreciation and amortization	2,935	2,905	5,893	5,779
Total operating costs and expenses	12,126	9,508	26,094	18,829
Operating income	4,631	2,394	10,688	4,622
Other income (expense):				
Interest expense	(154)	(53)	(314)	(127)
Other income (expense)	(59)	66	(106)	43
Total other income (expense)	(213)	13	(420)	(84)
Income before provision for income taxes	4,418	2,406	10,268	4,538
Provision for income taxes	1,546	862	3,599	1,630
Net income	$ 2,872	$ 1,544	$ 6,669	$ 2,908
Earnings per share:				
Basic and Diluted	$ 0.24	$ 0.13	$ 0.55	$ 0.24
Weighted average shares outstanding:				
Basic	12,095	12,104	12,094	12,103
Diluted	12,099	12,205	12,102	12,203

NATURAL GAS SERVICES GROUP, INC.
STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	Six months Ended June 30,	
	2009	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 6,669	$ 2,908
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	5,893	5,779
Deferred taxes	3,599	863
Employee stock options expense	299	592
Gain on disposal of assets	(44)	(36)
Changes in current assets and liabilities:		
Trade accounts receivables, net	5,522	4,100
Inventory, net	4,800	946
Prepaid income taxes and prepaid expenses	(701)	(1,186)
Accounts payable and accrued liabilities	(9,283)	144
Current income tax liability	(100)	767
Deferred income	243	82
Other	—	(7)
NET CASH PROVIDED BY OPERATING ACTIVITIES	16,897	14,954
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(7,235)	(6,030)
Redemption of short-term investments	2,300	—
Proceeds from sale of property and equipment	135	36
NET CASH USED IN INVESTING ACTIVITIES	(4,800)	(5,994)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from other long-term liabilities, net	121	(7)
Repayments of long-term debt	(1,689)	(1,690)
Repayments of line of credit	—	(6,500)
Proceeds from exercise of stock options	9	53
NET CASH USED IN FINANCING ACTIVITIES	(1,559)	(8,144)
NET CHANGE IN CASH	10,538	816
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,149	23,017
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 11,687	$ 23,833
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$ 322	$ 157
Income taxes paid	$ 658	$ 1,118
NON-CASH TRANSACTIONS:		
Transfer of rental equipment to inventory	$ 1,286	$ 225